EXHIBIT A

Riley Investment Partners Master Fund, L.P.

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 800

Los Angeles, CA 90025

July 23, 2007

VIA DHL, REGISTERED MAIL AND FACSIMILE

ESS Technology, Inc.

48401 Fremont Blvd.

Fremont, CA 94538

Attention: Secretary and President

Dear Sirs or Madams:

Riley Investment Partners Master Fund, L.P. (“RIP”) is a holder of 1,558,642 shares of common stock, no par value (“Common Stock”), of ESS Technology, Inc. (the “Company”), 1,000 of which are held of record. RIP’s share ownership is evidenced by a copy of a share certificate and a position report attached hereto.

RIP hereby notifies you of its proposal to nominate Bryant Riley, Mel Keating, Michael Gullard and Robert D’Agostino (each a “Nominee”, and collectively the “Nominees”) for election to the Company’s Board of Directors at the Company’s 2007 annual meeting (including any postponements or adjournments thereof, the “Annual Meeting”).

In its proxy statement for the annual meeting of shareholders held December 18, 2006, the Company stated that submission of shareholder proposals for discretionary voting must be given no later than the close of business of September 27, 2007. We believe there are no other requirements for the submission of shareholder proposals set forth in such proxy statement or the Company’s by-laws. This letter (this “Notice”) shall serve to satisfy any notice requirements as to the above-described nominations.

Each of the Nominees has consented to serve as a director of the Company if elected. RIP has no reason to believe that any of the Nominees will be disqualified or unwilling or unable to serve if elected. If any individual Nominee shall be unable to serve, this Notice shall continue to be effective with respect to the remaining Nominees and as to any replacement Nominee selected by RIP. RIP reserves the right to nominate substitute persons to the Board of Directors if the Company makes or announces any changes to its By-laws, or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees. To the extent that the size of the Board of Directors is increased above five, then RIP reserves the right to nominate additional nominees to be elected to the Company’s Board of Directors at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position that any attempt to increase the size of the current Board of Directors constitutes an unlawful manipulation of the Company’s corporate machinery.

RIP is reserving the right, consistent with the requirements of applicable law, to submit additional proposals, fewer proposals or different proposals at the Annual Meeting.  If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to any individual nominee to the Board of Directors shall be unable to serve, this Notice shall continue to be effective with respect to the remaining proposals, the remaining nominees and as to any replacement nominee.

Sincerely,

Riley Investment Partners Master Fund, L.P.
By:	Riley Investment Management LLC, its General Partner

By:	/s/ Bryant Riley
Name: Bryant Riley
Title: Managing Member

Attachments

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